UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the securities markets regulations, communicates the following:

RELEVANT FACT

Capital increase with preferred subscription rights

The Board of Directors of BBVA, at its meeting held today, November 1, 2010, has resolved, in exercise of the delegation conferred upon it by the General
Shareholders’ Meeting held on March 13, 2009, to increase the capital stock of
BBVA in a nominal amount of 367,300,973.76 euro, through the issuance and circulation of 749,593,824 newly created ordinary shares, of 0.49 euro par value each, of the same class and series as the shares already issued and outstanding and represented by book entries. The subscription price of the new shares will be of 6.75 euro per share (corresponding forty nine cents of euro (€0,49) to the par value and 6.26 euro to the issue premium), hence, the total effective amount of the capital increase will be of 5,059,758,312 euro.

The consideration for the newly issued shares will consist of cash contributions, recognizing pre-emptive subscription rights over the newly issued shares to the holders of BBVA issued shares.

Each currently issued and outstanding BBVA share will grant its holder a pre-emptive subscription right, being necessary five (5) pre-emptive subscription rights to subscribe one (1) new share. The pre-emptive subscription rights will be traded in the Spanish Automated Quotation System (Sistema de
Interconexión Bursátil Español). The pre-emptive subscription period will have a minimum duration of fifteen calendar days, starting on the day immediately following the publication of the corresponding notice of issue in the Commercial
Registry Official Gazette.

Pre-emptive subscription rights not exercised will be automatically extinguished at the expiration of the pre-emptive subscription period. In the event that the full amount of the capital increase is not fully covered during the pre-emptive subscription period, the shareholders and investors that have exercised their full pre-emptive subscription rights during the pre-emptive subscription period will be entitled to request, additionally and on a firm, irrevocable and unconditional basis, the subscription for additional BBVA shares. Moreover, if the requests for additional shares are not sufficient to cover the full amount of the capital increase, the remaining shares will be distributed discretionarily among qualified investors. The total number of shares to be issued has been underwritten pursuant to an underwriting agreement.

This capital increase is part of a global transaction which seeks to attract financial resources with the main purpose of optimizing the capital structure of
BBVA. However, the financial resources obtained from the capital increase could be used in the corporate expansion transaction in Turkey which has been communicated to the market today through the corresponding communication of
Relevant Fact, without the share capital increase being linked or conditioned in any manner to the success of the referred acquisition or any other corporate expansion transactions.

The terms and conditions of the capital increase and the steps for the subscription of the newly issued shares will be set through in a prospectus to be filed with the Comisión Nacional del Mercado de Valores (CNMV). Upon
registration by the CNMV, the prospectus will be made available to the public at the corporate address of BBVA and, in electronic format, at its website
(www.bbva.com) and at the CNMV website (www.cnmv.es).

Madrid, November 2,2010

This announcement is not a prospectus but an advertisement and investors should not subscribe for any new shares of BBVA or purchase any pre-emptive subscription rights referred to in this announcement except on the basis of the information contained in the prospectus.
This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the preemptive subscription rights or the new shares being issued in connection with the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met.
The distribution of this announcement and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain and the United Kingdom, may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
This announcement is not an offer for sale of the securities in the United
States, Mexico or any other jurisdiction and the securities may not be offered or sold in the United States, Mexico or any other jurisdiction absent registration or an exemption from registration under the relevant regulation of each such jurisdiction. Any public offering of the securities in the United
States will be made by means of a prospectus containing detailed information regarding BBVA and BBVA’s management including financial statements. Such prospectus will be made available through BBVA. BBVA intends to register the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 11/02/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative